EXHIBIT 20.1

Contact:  Karen L. Bergman                        AL-445-092500
          Patty Eisenhaur
          (650) 564-5222

     ALZA Exercises Option to Acquire Crescendo Pharmaceuticals
                             Corporation

MOUNTAIN VIEW, Calif., October 2, 2000 .... ALZA Corporation (NYSE:
AZA) and Crescendo Pharmaceuticals Corporation (Nasdaq: CNDO) today announced that on Friday, September 29, 2000, ALZA has exercised its option to acquire all of the outstanding shares of Crescendo Class A common stock. The exercise price is $100 million and will be paid in cash. Crescendo holders of record on the closing date will receive approximately $20.27 per share. The closing date will be November 13, 2000, subject to satisfaction of any regulatory requirements.

     "The decision to exercise our option at this time reflects the significant value that has been created by Crescendo, both in terms of the pharmaceutical products that have been developed and commercialized, as well as products currently under development," said Dr. Ernest Mario, ALZA's chairman and chief executive officer. "The integration of Crescendo and its products into ALZA represents another major milestone in our growthtransition asto a research-based pharmaceutical products company. We remain committed to the earnings growth targets we have set for the year."

     "We are very pleased that ALZA has chosen to exercise its option to acquire Crescendo, demonstrating that we have attained our corporate objective by achieving the shareholder value we set out to create," said Dr. Gary L. Neil, Crescendo's president and chief executive officer. "We are proud of Crescendo's involvement in the research and development of so many important products."

     Crescendo Pharmaceuticals Corporation was formed in 1997 to select and develop new human pharmaceutical products and to commercialize such products, most likely through licensing to ALZA.

     ALZA Corporation, headquartered in Mountain View, Calif., is a research-based pharmaceutical company with leading drug delivery technologies. The company applies its delivery technologies to develop pharmaceutical products with enhanced therapeutic value for its own portfolio and for many of the world's leading pharmaceutical companies. ALZA's sales and marketing efforts are focused on urology, oncology and central nervous system products.

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